UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

Commission File Number: 001-36664

Roan Holdings Group Co., Ltd.

147 Ganshui Lane, Yuhuangshannan Fund Town

Shangcheng District

Hangzhou, Zhejiang

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

Explanatory Note:

On August 10, 2020, the Registrant’s Chief Executive Officer (the “CEO”) Mr. Zhigang Liu submitted his resignation as CEO to the Board of Directors (the “Board”). There is no disagreement between Mr. Zhigang Liu and the Registrant. (Mr. Liu will continue to serve as the Chair of the Board. The Board accepted the resignation and appointed Mr. Junfeng Wang as the Registrant’s new CEO. The engagement was effective on August 10, 2020.)

Mr. Wang worked as a Technical Director with Beijing Chenglianxin Technology Co., Ltd., Internet in Logistics Platform section from 2016 to July 2020. From 2015 to 2016, he held the same type of technical director position with Juewei Group Beijing Digital Marketing Center in the Food Processing Department. Mr. Wang holds an MBA degree from Beijing University of Posts and Telecommunications.

Exhibits

10.1	Employment Agreement for Mr. Junfeng Wang

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Roan Holdings Group Co., Ltd.

Date: August 14, 2020	By:	/s/ Lihua Shen
	Name:	Lihua Shen
	Title:	Chief Financial Officer (Principal Financial Officer) and Duly Authorized Officer

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